SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                           METROCORP BANCSHARES, INC.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591650 10 6
                            -------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]    Rule 13d-1(b)
            [ ]    Rule 13d-1(c)
            [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591650 10 6                13G                       Page 2 of 5 Pages


--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |   DON J. WANG
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[ ]
|      |       NONE
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |      UNITED STATES OF AMERICA
|      |
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     548,243
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |     3,124
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     548,243
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |     3,124
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |             551,367
--------------------------------------------------------------------------------
|  10  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
|      |
|      |             7.9%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |          IN
--------------------------------------------------------------------------------

ITEM 1(A)

Name of issuer: The name of the issuer is MetroCorp Bancshares, Inc. ("Bancshares").

ITEM 1(B)

Address of issuer's principal executive offices: 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036.

ITEM 2(A)

Name of person filing: The reporting person is Don J. Wang.

ITEM 2(B)

Address or principal business office or, if none, residence: The address of Don
J. Wang is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036.

ITEM 2(C)

Citizenship: Don J. Wang is a citizen of the United States of America.

ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by Don J. Wang is common stock, $1.00 par value (the "Common Stock").

ITEM 2(E)

CUSIP Number:  591650 10 6

ITEM 3

Not applicable

ITEM 4.  OWNERSHIP.

(a) Amount of securities beneficially owned: 551,367 shares of Common Stock, which includes 214,263 shares held of record by a trust, of which Mr. Wang is the trustee, 214,263 shares held of record by a trust, of which Mr. Wang is the trustee, 3,124 shares held of record Mr. Wang's spouse, 9,551 shares held of record by a corporation and 20,000 shares deemed to be beneficially owned by Mr. Wang by virtue of his option to acquire such shares within 60 days pursuant to a Director Stock Option Agreement.

(b)   Percent of class:  7.9%

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 548,243
      (ii)  Shared power to vote or to direct the vote: 3,124
      (iii) Sole power to dispose or to direct the disposition of: 548,243
      (iv)  Shared power to dispose or to direct the disposition of: 3,124

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

      Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable

ITEM 10.  CERTIFICATION.

      Not applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FEBRUARY 14, 2001
                                    ------------------------------------------
                                    (Date)


                                    /s/ DON J. WANG
                                    ------------------------------------------
                                    (Signature)


                                    DON J. WANG
                                    ------------------------------------------
                                    (Name/Title)